FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person Green, Ronald F.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
								Officer (give title below)	X	Other (specify below)
(Last) (First) (Middle) FPL Group, Inc. 700 Universe Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year December 3, 2002			(1)
							7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) Juno Beach, FL 33408				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price
Common Stock	- -	- -	- -	- -	- -	- -	- -	148.7886	I	By Thrift Plan Trust
Common Stock	2/11/02	- -	A (2)	V	5,000	A	- -
Common Stock	2/11/02	- -	A (3)	V	1,511	A	- -
Common Stock	2/11/02	- -	F (4)	V	604	D	$51.75
Common Stock	12/3/02	- -	F (5)		1,258	D	$58.73	16,649	D

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	105,000 (6)	D
Employee Stock Option (Right to Buy)	$52.64	2/11/02	- -	A	V	50,000		(7)	2/11/12	Common Stock	50,000		50,000	D

Explanation of Responses:

(1)    Former President of Engineering and Construction Division of FPL Group, Inc.

(2)    Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3)    Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(4)   Shares of stock withheld by Issuer to satisfy tax withholding obligation on shares acquired on February 11, 2002 in settlement of performance share awards.

(5)    Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on December 3, 2001.

(6)    On December 3, 2001, the reporting person was granted an Option to purchase 105,000 shares of common stock with an exercise price of $55.22 per share. The Option (i) vests as to 35,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on December 3, 2011.

(7)    The Option shall vest as to 16,667 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE	December 4, 2002

Signature of Reporting Person	Date